

Ref.: File No. 82-4025

PRESS RELEASE



GLOBEX



QUEENSTON
Mining Inc

June 8, 2006

GLOBEX-QUEENSTON CONTINUE TO REPORT EXCELLENT DRILL RESULTS AT WOOD-PANDORA

GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets) and QUEENSTON MINING INC. (QMI-Toronto, Stuttgart) are pleased to announce gold intersections in three drill holes recently completed on the "New Gold Discovery" at the Wood-Pandora (50%-50%) Joint Venture property, located in Cadillac township, Quebec. The JV also is releasing the results of drilling along the "Cadillac Break" near the Wood Mine completed earlier this year on the same property.

"New Gold Discovery" Drill Program

The highlight of the drilling is the intersection of significant gold mineralization in all three holes including:

- **4.98 g/t Au (0.15 oz/ton) over a core length of 9.91 m (32.51 ft) in hole W06-25**
- **8.94 g/t Au (0.26 oz/ton) over a core length of 28.10 m (92.20 ft) in hole W06-26, and**
- **10.47 g/t Au (0.31 oz/ton) over a core length of 11.00 m (36.10 ft) in hole W06-27**

The drilling follows-up on a new gold discovery announced by the JV on March 6, 2006 where three holes intersected significant gold values in a pyrrhotite and arsenopyrite sulphide zone. The deepest of the discovery holes, W06-22, intersected a core length of **45.8 metres (150.3 ft) grading 22.6 g/t Au (0.66 oz/T)** at a vertical depth of 135 m. The current program is targeted at establishing the extent, dip, strike and plunge of the new discovery and firmly establishing an accurate true width.

Table of Assay Results

Hole #	Dip (°)	Az (°)	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)
W06-25	**-56**	**0°N**	**175.74**	**185.65**	**9.91**	**7.75**	**4.98**
	including		175.74	180.24	4.50	3.51	7.98
W06-26	**-61**	**0°N**	**193.40**	**221.50**	**28.10**	**19.06**	**8.94**
	including		198.00	202.50	4.50	3.05	11.49
	and		210.85	212.55	1.70	1.15	19.24
	and		215.10	221.50	6.40	4.34	22.61
W06-27	**-62**	**0°N**	**239.25**	**250.25**	**11.00**	**7.46**	**10.47**
	including		239.25	243.00	3.75	2.54	22.34
	and		246.27	250.25	3.98	2.70	6.53

Hole W06-25 was drilled from south to north to intersect the zone at a vertical depth of 140 m and 25 m west of hole W06-22. The hole intersected 9.91 m (32.51 ft) of pyrrhotite-arsenopyrite mineralization which assayed **4.98 g/t Au (0.15 oz/T Au) over an estimated true width of 7.75 m (25.4 ft)**. The best interval within the zone averaged **7.98 g/t Au (0.23 oz/T)** over a core length of 4.50 m (14.76 ft) with **an estimated true width of 3.51 m (11.5 ft)**. It is interpreted that the hole intersected the upper edge of the mineralized zone.

Hole W06-26 was drilled from the same location as W06-25 but at a steeper angle to intersect the zone at a vertical depth of 177 m or **37 m (121 ft) below W06-25**. This hole intersected a thick zone of semi-massive pyrite cut by barren calcium carbonate veins. The entire zone assayed **8.94 g/t Au (0.26 oz/T) over 28.10 m (92.2 ft)** over an **estimated true width of 19.06 m (62.53 ft)**. The best interval within the zone averaged **22.61 g/t Au (0.66 oz/T)** over a core length of 6.40 m (20.99 ft) with **an estimated true width of 4.34 m (14.2 ft)**.

Hole W06-27 was drilled from south to north intersecting the zone **74 m (242.8 ft) below** W06-22 at a vertical depth of 210 m. The hole intersected 11.0 m (36.09 ft) of semi-massive pyrite which assayed **10.47 g/t Au (0.31 oz/T) over an estimated true width of 7.46 m (24.48 ft).** The best interval within the zone averaged **22.35 g/t Au (0.65 oz/T)** over a core length of 3.75 m (12.30 ft) with **an estimated true width of 2.54 m (8.33 ft)**. Hole W06-27 is the deepest hole in the gold zone to date.

The JV is encouraged with the continued good grades and widths of the mineralized zone intersected in the drilling. The New Gold Discovery remains open and drilling continues to determine its extent and geological characteristics.

"Cadillac Break" Drill Program

Earlier this year the JV completed a Phase 4, nine hole diamond drill program along the Cadillac Break in the vicinity of the historic Wood Mine. This program's aim was to follow-up on significant gold mineralization encountered in the D Zone (8.51 g/t Au over a core length of 28.00 m) and C Zone (Mudstone) (68.19 g/t Au over a core length of 1.5 m) both encountered in hole W05-09 during the Phase 3 program. Details of the Phase 3 drill program were announced in news releases issued on November 23, 24 and December 5, 2005. Upon further evaluation and final assay results the D Zone intersection in hole W05-09 has been revised to average 6.87 g/t Au (0.20 oz/T) over an estimated true width of 17.46 m (57.28 ft).

The nine holes were drilled within a 200 m area around the D Zone intersection in hole W05-09. Three prominent zones were intersected within the Cadillac Break all reporting encouraging gold mineralization. From south to north, the zones are referred to as the D, North Contact (NC) and C.

Table of Assay Results

Hole #	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Au (g/t)	Zone
W05-12	199.00	221.50	22.50	13.54	0.45	D
	238.35	**242.50**	**4.15**	**2.55**	**38.77**	**C**
W06-13	237.00	259.00	22.00	13.85	0.43	D
	271.00	273.00	2.00	1.26	6.61	NC
	278.00	282.00	4.00	2.52	1.96	C
W06-14	112.00	152.00	40.00	25.17	0.35	D
	172.50	176.00	3.50	2.20	4.89	NC
	189.00	**193.50**	**4.50**	**2.83**	**8.71**	**C**
W06-15	253.75	259.00	5.25	3.37	1.24	D
	307.45	308.00	0.55	0.35	11.33	C
W06-16	141.00	155.58	14.58	11.17	1.70	D
W06-18	98.00	134.50	36.50	21.45	0.30	D
W06-19				No Significant Values		
W06-20	110.50	134.50	24.00	14.78	0.59	D
	141.06	**144.27**	**3.21**	**1.98**	**16.43**	**NC**
	159.00	164.07	5.07	3.19	2.98	C
W06-21	256.00	265.00	9.00	5.42	1.94	NC
	269.00	269.50	0.50	0.30	11.97	C

The D Zone was intersected in 7 of the 9 holes and is represented by wide widths (5.25 m to 40.00 m) of low grade gold mineralization (0.30 g/t to 1.7 g/t Au) in a highly contorted package of altered talc-chlorite schists. The widest assay interval was 1.70 g/t Au over a core length of 14.58 m in hole W06-16.

The North Contact Zone was intersected in 4 of the 9 holes reporting core lengths ranging from 2.00 m to 9.00 m with the best assay interval recorded in hole W06-20 averaging **16.43 g/t Au (0.48 oz/T) over a core length of 3.21 m (10.53 ft)**. The North Contact occurs in an altered-silicified zone near the talc-chlorite schist contact with fine grained mudstone to the north.

The C Zone, previously referred to as the Mudstone Horizon was intersected in 6 of the 9 holes over core lengths ranging from 0.50 m to 5.25 m. The zone is silicified, occurring in a biotitic schist within mudstone and returned a best assay interval of **38.77 g/t Au (1.13 oz/T) over a core length of 4.15 m (13.62 ft)** in hole W05-12.

This phase of drilling did not produce similar assay results in the D Zone as was intersected in previous hole W05-09. It however, intersected significant, high-grade mineralization in the North Contact and C Zones above a vertical depth of -250 m. These zones continue to be favourable targets on the property and remain open at depth. Recently, Agnico-Eagle Mines Inc. announced a US$90 million expenditure to advance the Lapa Gold Project to production. The Lapa deposit is located 3 km east of the JV property within the same altered package of volcanic and sedimentary rocks along the Cadillac Break.

The Wood-Pandora drilling program was supervised by Globex's Exploration Manager and qualified person Ray V. Zalnieriunas, P. Geo. employing a QA/QC program consistent with National Instrument 43-101 and industry best practices. The drill core was logged, split and half-core samples were analyzed employing the appropriate gold fire assaying techniques, including a metallic sieve method as required. Analysis was conducted by Expert Laboratory Inc. of Rouyn-Noranda, Quebec.

This press release was written by Charles E. Page and Jack Stoch in their capacity as a Qualified Persons (Q.P.).

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P. Geo., Q.P., President & CEO
Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Website: www.globexmining.com

QUEENSTON MINING INC.
Charles E. Page, P.Geo., President & CEO
Hugh D. Harbinson, Chairman
Tel.: (416) 364-0001 Fax: (416) 364-5098
Email: info@queenston.ca
Website: www.queenston.ca

PRESS RELEASE


GLOBEX

Globex Mining Enterprises Inc.

"At Home in North America"

15,920,640 shares issued and outstanding

Ref.: File No. 82-4025

June 26, 2006

GLOBEX OPTIONS URANIUM-GOLD PROPERTIES TO NORONT RESOURCES LTD.

Rouyn-Noranda, Quebec - GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt and GLBXF-U.S. Pink Sheets is pleased to announce that **Noront Resources Ltd. (NOT-TSX-V)** has signed an option agreement with Globex whereby Noront can earn up to 100% interest in Globex's Hunters Point and area properties located approximately 65km south of Belleterre, Quebec.

Under the agreement, Noront must pay Globex $200,000, 1.1 million shares and perform $2.5 million dollars in exploration over 4 years in order to earn a 75% interest in the 6 projects totalling approximately 763 ha that make up the package. Noront can earn a further 25% interest in the property package by paying Globex an additional $500,000 and 500,000 Noront shares.

Globex will maintain a 2% Gross Metal Royalty on all production from the properties as well as any properties acquired by Noront within 25 km of the boundaries of the existing cells.

Recent staking by Globex and Noront have increased appreciably the size of the property package by 230 cells (approximately 13,500 hectares) thereby acquiring most of the available prospective ground in the area.

The Hunters Point package covers a series of uranium-gold, uranium-silver and uranium-rare earth showings with values of up to **7.7% U_3O_8 and 1.12 oz/ton gold** reported in surface grab samples (see Press Release February 21, 2005) principally in a sericitic quartzite horizon.

In addition, rare earths and uranium oxide are reported from samples of pegmatite taken by Turner Falls Mining Ventures in the late 1950's on the Turner Falls property. Historical analysis of radioactive oxides returned values reported to range as follows: **U_3O_8 - 0.13% to 0.35%, ThO_2 - 0.85% to 1.44%, Nb_2O_5 -1.05% to 4.06%.**

Individual reported historical rare earth values range as follows: **Cerium - 0.2% to 3.0%, Lanthanum - 0.3% to 3.0%, Titanium - 0.5% to 2.0% and Zirconium 0.1% to 1.0%.**

The Hunters Point project has been initiated based upon one of several possible geological concepts, the most attractive concept being possible similarities between certain characteristics of the project area and the world class gold producing Witwatersrand region of South Africa.

Some of the similarities include the gold-uranium mineral association in Precambrian siliceous sediments (quartz conglomerates at Witwatersrand and quartzite at the Hunters Point area), a large basinal structure at Witwatersrand and a basin or fold structure at Hunters Point, similar mineral assemblages and ore zone characteristics, etc.

Noront intends to initiate work on the land package utilizing both on site and remote detection exploration methods.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

For further information, contact:
GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com